July 25, 2025

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tayyaba Shafique and Nudrat Salik
Re:     Waldencast plc
Form 20-F for fiscal year ended December 31, 2024
File No. 001-40207
Ladies and Gentlemen:
In your letter dated July 3, 2025 (the “Letter”), you requested that Waldencast plc (the “Company”) respond to your comments within ten business days or advise when the Company would provide a response. The Company has previously requested, by telephone between the Company’s counsel and the staff of the Division of Corporation Finance, an extension to the deadline for responding to the Letter to August 1, 2025.
As discussed by telephone between the Company’s counsel and the staff of the Division of Corporation Finance, the Company requests an additional extension of the deadline for its response to the Letter. The Company intends to respond by no later than August 15, 2025.
Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to contact Raquel Fox of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7050.

WALDENCAST PLC

/s/ Michel Brousset
Name: Michel Brousset
Title: Chief Executive Officer

cc:     Raquel Fox
Skadden, Arps, Slate, Meagher & Flom LLP